Exhibit No. 21

PROGRESS ENERGY, INC.
List of Subsidiaries

The following is a list of certain direct and indirect subsidiaries of Progress Energy, Inc., and their respective states of incorporation as of December 31, 2008. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc.	North Carolina

Florida Progress Corporation	Florida
Florida Power Corporation d/b/a/ Progress Energy Florida, Inc.	Florida